P.E. 11/30/01

FORM 6-K

02016617

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROC RECEIVED FEB 20 2002 WASH, D.C. 354 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For …1-30 November….2001

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

PROCESSED MAR 01 2002 THOMSON FINANCIAL P

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F……X…… Form 40-F…………..

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes……….. No…X…….

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 3 December 2001

BY…………………………
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

BATHING WATER RESULTS

7th November, 2001

The region's best ever bathing water quality results have been welcomed by United Utilities.

For the first time, more than 30 of the north west's bathing waters met strict EU standards.

In total, 33 out of the region's 37 bathing waters complied with the standards – a pass rate of 89 per cent. The first tests in 1988 showed a pass rate of 18 per cent.

A survey of river quality earlier this week, also carried out by the Environment Agency, showed that the region's rivers were their cleanest since the industrial revolution.

Martin Bradbury, United Utilities' asset management director, said: "These results confirm that our investment programme is continuing to help make a real difference to the environment and the quality of life in the north west."

Between 2000 and 2005, United Utilities is investing £3 billion in water quality and environmental improvements – the largest programme of its kind in the country.

The environment will benefit from investment in better treatment at around 180 sewage works and from an extensive programme to remove or improve more than 900 sewer overflows.

Mr Bradbury added: "Wastewater discharges are one piece of the river and coastal waters jigsaw and the Environment Agency recognises this in the work it is doing to look at the other factors which affect bathing water and river quality.

"We will continue to work closely with the Environment Agency as our investment programme moves forward."

Further information from the newsroom on 33023 / 33988

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SMALL BIRDS MAKE A COME-BACK

13th November, 2001

Several species of small birds are making a come-back in the Lake District thanks to an experimental programme of moorland management on land owned by United Utilities.

Armboth Fell, to the west of Thirlmere reservoir, is being used as a test, to see how wildlife is affected by the new conservation strategy.

And, though the test is due to last five years, some results have already been noticed.

A survey of small birds carried out by United Utilities' wildlife warden Laurie Walton shows that species such as skylarks, grouse, whinchats and stonechats are all returning in greater numbers.

"It is early days yet but it is certainly looking good," said Laurie.

"Birds which had been dying out are making a comeback and it is almost certainly down to the conservation measures we are taking."

The experiment is part of a 25-year moorland management plan agreed between United Utilities – one of the largest landowners in the Lake District – and English Nature.

It is part of the Cumbria Biodiversity Plan, which was introduced as a result of the Earth Summit in Rio de Janeiro.

It involves such measures as heather burning, to create a better nesting environment for small birds, and controls to limit the number of birds taken by such predators as crows and foxes.

The results of the test will be formally examined after five years and some of its measures could be adopted in other parts of the Lake District if found to be successful.

Further information from the newsroom on 33023 / 33988

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UNITED UTILITIES' UNIQUE CONNECTION WITH TRANSCO

13th November, 2001

United Utilities has become the first company in the UK to be allowed to connect its own gas network up to the national system operated by Transco.

The unique link-up took place at a development of new homes in Sandbach, Cheshire, in which United Utilities Networks was able to connect 65 properties to Transco's local gas network for the first time.

Until now, only engineers working directly for Transco have been authorised to carry out the final tie in to any part of the gas network system, which involves working in conditions where the gas is live.

United Utilities Networks has developed the in-house capability to carry out this type of work and was chosen to lead a trial project in which Transco is looking to make it possible for any company with the right credentials to connect its pipework safely to the Transco system.

Steve Ilkovics, operations manager for United Utilities Networks, said: "This is a welcome initiative from Transco. It allows us to take more control of our product delivery and reduce any potential delays in the provision of gas connections to builders and developers while, at the same time, delivering a safe and reliable connection to the Transco network.

"I am looking forward to the successful conclusion of the trial and to the full development of a refined technical framework so we can offer this type of product enhancement on a regular basis."

Peter Rayson, connections and network development manager for Transco, said: "The challenge for Transco is to create a level playing field for anyone who wants to connect to our system, but to do that within a technical framework that maintains high standards of safety. The trial will help us refine that framework."

Notes to editors:

- United Utilities Networks was created from the merger of the former connections businesses of Norweb, North West Water and Hyder Private Networks to provide the complete multi-utility solution
- It offers a complete range of connections solutions for the industrial, commercial and housing sectors from a single national source
- It provides services to industrial, commercial and housing developers across the UK and has offices covering the north and south of the

country, based in Manchester and Cardiff.

Further information from the newsroom on 33023 / 33988

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MANCHESTER GETS READY FOR CHRISTMAS

14th November, 2001

Christmas is coming to Manchester with the arrival of a 50-foot Christmas tree in this the 160th anniversary of the Christmas tree's arrival in England.

The tree, provided by United Utilities from its Macclesfield forest estate, is a 50-foot Norway Spruce which arrives at Exchange Square on Friday, November 16 at 9.30am.

The run-up to Christmas is United Utilities' Macclesfield forestry team's most hectic time of year as they harvest thousands of trees for homes across the region.

"We've been supplying Christmas trees from Macclesfield forest for about the past 40 years. It's great that as well as providing them for homes, offices, hospices and smaller town centres around the region one of our trees has pride of place in Manchester," said Trevor Greenhalgh from Macclesfield forestry office.

"It is quite difficult work felling the trees without damaging them, and then transporting them by road, he said. But it is great to know we are responsible for starting the festive season off in many homes when the family get together to decorate the tree."

In previous years United Utilities' Thirlmere estate, Cumbria, has provided Manchester's tree. The Thirlmere estate used to belong to Manchester Corporation following the construction of the reservoir in the 1890s. Water first arrived from the reservoir at the fountain in Albert Square and up until last year, when the location was changed to Exchange Square, a Thirlmere tree has stood there over the Christmas period.

In order to make your tree last the festive distance and to keep it and your home safe United Utilities foresters offer this advice:

Top tree tips

- Trees can absorb up to a gallon of water in the first day so it should be checked frequently and re-watered as necessary.
- Do not place near a fireplace, heater vents etc
- The best way to keep a tree fresh and fire resistant is to keep it supplied with water at all times.
- Fire Service approved treatments can be sprayed on trees to reduce flammability.
- Use only approved lights and non-flammable

decorations
- Do not leave home or go to bed with the Christmas tree lights on.

A bit of history

In England Prince Albert, husband of Queen Victoria, made Christmas trees fashionable by decorating the first English Christmas tree at Windsor Castle with candles and a variety of fruits and gingerbread in 1841. Other wealthy English families soon followed suit, using all kinds of extravagant items as decorations. Charles Dickens described such a tree as being covered with dolls, miniature furniture, tiny musical instruments, costume jewellery, toy guns and swords, fruit and candy, in the 1850s.

Further information from the newsroom on 33023 / 33988

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your communications

NEW INTERNET SERVICES LAUNCHED AT WORLD TELEMEDIA MADRID

19th November, 2001

Your Communications, stands 15, 17 and 18

Your Communications is offering Premium Rate Service (PRS) providers further revenue opportunities at WTM Madrid, 18-20 November 2001, with the launch of a new portfolio of Internet-based services.

The new services, which include Secure Managed Hosting, ICSTIS approved web diallers and Hosted Access, have been introduced to reflect the opportunities offered by E-Business and the way that it is transforming how organisations operate.

All services are rental based so companies can test business models without any major exposure and investment. In addition, Your Communications supplies all the technology and expertise.

Commenting on the introduction of the new services, Geoff Bell, Head of Service Provider Sales says: "Now more than ever, business is about protecting and developing revenue streams and the new Internet Services will enable companies to exploit new opportunities whilst removing the barriers to entry into a developing market.

"Whilst PRS is still lucrative, we are keen to extend our partnerships with our customers to help them make the very most of the opportunities available to them, and prove that we really are the preferred partner for growth."

Your Communications will also be promoting its voice PRS portfolio that includes Premium Rate Numbers, Customer Contact Numbers, Intelligent Voice Response, Remote Number Provisioning and Customer Report Generator.

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through selected telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

In addition to its existing comprehensive portfolio of Premium Rate Services (PRS), Your Communications now offers a range of Internet-based PRS Services including Secure Managed Hosting, ICSTIS approved web diallers and Hosted Access. The PRS team has a reputation for excellent account management and has developed a strong and profitable customer base.

Issued by TDM Marketing Associates on behalf of Your Communications.

Media contact: Ed Beattie
Tel: 01625 575 592
Email: ed.beattie@tdm.co.uk
Website: www.yourcommunications.co.uk

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